November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Super League Gaming, Inc.
Registration Statement on Form S-3
(File No. 333-258946)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Super League Gaming, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Time on Tuesday, November 16, 2021, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, SUPER LEAGUE GAMING, INC. /s/ Ann Hand Ann Hand President and Chief Executive Officer

cc:          Jessica Sudweeks

Partner

Disclosure Law Group, a Professional Corporation